October 9, 2015

VIA EDGAR

Amanda Ravitz, Assistant Director

Division of Corporation Finance

Mail Stop 3030

U.S. Securities and Exchange Commission

Washington, D.C. 20549

Re:	IsoRay, Inc.

Registration Statement on Form S-3

Filed August 25, 2015

File No. 333-206559

Dear Ms. Ravitz:

This letter has been prepared in response to your request for IsoRay, Inc. (“IsoRay” or the “Company”) to respond to the comments of the United States Securities and Exchange Commission (the “SEC” or the “Commission”) as memorialized in your September 21, 2015 letter to the undersigned (the “Comment Letter”) concerning the above-referenced registration statement of the Company.

Concurrent with the filing of this letter via EDGAR, the Company is filing an amendment to its Form S-3 (the “Amendment”), which responds to your comments in the Comment Letter as indicated below.

General

COMMENT 1:	Update your financial statements for the year ended June 30, 2015.

RESPONSE:	We have listed our financial statements for the year ended June 30, 2015 under “Experts” and “Incorporation by Reference.”

Signatures, page 21

COMMENT 2:	Please indicate who is signing in the capacity of principal financial officer and controller or principal accounting officer.

RESPONSE:	We have indicated that our Chief Financial Officer serves as both the principal financial officer and principal accounting officer on the signature page.

Exhibit 5.1

COMMENT 3:	Please file an opinion that does not include the qualifications as to jurisdiction contained in the first paragraph on page 3. For guidance, refer to Section II.B.3.b of Staff Legal Bulletin No. 19 (October 14, 2011).

RESPONSE:	We have removed the qualifications as to jurisdiction from Exhibit 5.1.

COMMENT 4:	Please file an opinion that addresses whether the shareholder rights associated with your common stock will be legally issued, fully paid, and non-assessable. Refer to Item 601(b)(5) of Regulation S-K.

RESPONSE:	We have included the requested language in Exhibit 5.1.

COMMENT 5:	Please file an opinion that addresses whether the units will be legally issued, fully paid, and non-assessable. Refer to Item 601(b)(5) of Regulation S-K.

RESPONSE:	We have included the requested language in Exhibit 5.1.

In connection with our response to your inquiry, IsoRay acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	staff comments or changes to disclosure in response to staff comments in the filing reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions concerning this Response Letter, please contact me at (509) 375-1202.

Very truly yours,

/s/ Brien Ragle

Brien Ragle
CFO, IsoRay, Inc.

cc:        Stephen R. Boatwright, Esq.

(via fax – 602-530-8500)